EXHIBIT 99.3

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED DECEMBER 31, 2004

Management’s Discussion and Analysis (MD&A) is intended to help you understand the dynamics of our business and the key factors underlying our financial results. It explains trends in our financial condition and results of our operations for the year ended December 31, 2004 compared with our operating results for the year ended December 31, 2003. It also compares our balance sheet as at December 31, 2004 to our balance sheet as at December 31, 2003. This MD&A should be read in conjunction with our Audited Consolidated Financial Statements for December 31, 2004.

‘The information in this MD&A is as of February 21, 2005 and in this MD&A ‘we’, ‘us’, and ‘our’ refers to Call-Net Enterprises Inc. (Call-Net). Additional information relating to our company, including our Annual Information Form (AIF), is available on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS
Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of the company’s future prospects and make informed investment decisions. Statements that are not historical fact and are based on current expectations, estimates and assumptions are forward-looking statements.

This MD&A contains forward-looking statements about our business. Inherent in these statements are known and unknown risks, uncertainties, and other factors that may cause the results, performance or achievements of our Company to differ materially from those expressed or implied by such statements. Such factors include, among others, general economic and business conditions, demographic changes, regulation, major technology changes, timing of product introductions, competition and our ability to attract and retain key employees.

NON GAAP FINANCIAL MEASURES
Certain financial measures used in this MD&A do not have any standardized meaning under Canadian generally accepted accounting principles (GAAP). Below is a definition of each of the non-GAAP financial measures used in this MD&A. At the point where each non-GAAP financial measure is first discussed, a table has been provided to reconcile that financial information to the most directly comparable GAAP measure.

EBITDA

Earnings before interest, taxes, depreciation and amortization (EBITDA) is a financial metric used to analyze operating results. We define EBITDA as revenue less carrier charges and operating costs. We use EBITDA as a benchmark of operating performance and as a performance threshold in the management incentive plan. We caution you that EBITDA as calculated by us may not be comparable to similarly titled amounts reported by other companies.

FREE CASH FLOW

We define free cash flow as EBITDA less financing costs (including interest expense on long-term debt, servicing fees, bank charges and any late payment charges), cash income taxes paid, net capital expenditures and the cash component of changes in deferred costs. We use free cash flow as a measure of our ability to maintain operations and service debt.

Call-Net Enterprises Inc.	Page 1	2004 & Q4 Managements Discussion & Analysis

OVERVIEW

CALL-NET’S BUSINESS

We are a national, full-service, facilities-based telecommunications alternative to the long-established telephone companies, known as incumbent local exchange carriers, or ILECs. Primarily through our wholly-owned subsidiary Sprint Canada Inc. (Sprint Canada), we offer home phone, long distance, wireless, and dial-up Internet access services to residential customers targeting Canada’s largest metropolitan areas. We also offer local, long distance, data and Internet Protocol (IP) solutions (including access) to Canadian businesses and governments of all sizes.

We provide services to three types of customers: consumers, businesses and other telecommunications companies. Services to the first two are offered largely under the Sprint Canada brand, while services to the third group, sometimes called carriers, are delivered under the Call-Net brand.

BUSINESS STRATEGY

Our mission is to leverage proven technologies and outstanding people to deliver telecommunications services in a smart and simple way.

In order to deliver on that mission, our business plan identifies five areas of focus:

1.	Identify, develop, and exploit profitable segments within the Canadian telecommunications marketplace
2.	Provide competitive services and solutions that optimize partner relationships, internal capabilities and the regulatory environment
3.	Hire, train and recognize outstanding people that exemplify our values
4.	Differentiate through superior sales and customer service
5.	Be financially prudent with respect to cash flow, capital expenditure and acquisitions.

KEY PERFORMANCE DRIVERS

Our business success and financial performance will be driven principally by our success at identifying and managing the following performance drivers in our industry.

CUSTOMER DEMAND
Customer demand for telecommunications services is generally growing, although the growth rate varies, sometimes substantially, by product. For example, we believe that long distance usage, as measured by the number of long distance minutes, is growing despite the fact that industry long distance revenues are generally declining. In addition, the number of local lines in service in Canada has been growing, albeit quite modestly. Wireless service and high speed Internet services are currently growing at more substantial rates, generally greater than 10 per cent per year. Our company is less sensitive to the growth rate of any given telecommunications product or service because we have a very small share of the markets in which we operate. Underlying growth in demand for the products we sell helps, but we do not currently need to rely on industry growth to drive revenue growth.

COMPETITIVE INTENSITY AND INDUSTRY PRICING
The Canadian telecommunications industry is very competitive. The industry is dominated by a small number of very large incumbent firms that have benefited from historical advantages of scale resulting from the fact that they were able to build their networks and capital and customer bases while under protection as statutory monopolies. In spite of the steps taken over the past several years to deregulate the market for telecommunication services and the investments made by competitors in infrastructure to compete, the incumbent advantage has proven to be very difficult to overcome, with most competitors having failed over the past five years. Competition continues to be based primarily on price, although we are establishing ourselves based on our service capabilities as well. However, because of this price competition and because of technological changes discussed later, per-unit pricing in the telecommunications industry has been falling for several years in many product categories. We have been successful at bringing costs down at a rate that exceeds the rate of decline in per-unit pricing and so our profitability has been improving, and we must be careful to maintain profitability in the face of continued competition.

OPERATIONAL EFFICIENCY
In part because of falling prices, we must become ever more operationally efficient. Each year, we set objectives for reducing our carrier charges and improving operational efficiencies. We have generally met these objectives, improving our gross margins over the past two years while growing business volumes and keeping our network operations and corporate costs stable. We must continue to improve efficiencies in the future to be assured of having a successful, long-term enterprise.

Call-Net Enterprises Inc.	Page 2	2004 & Q4 Managements Discussion & Analysis

FAIR REGULATION
We continue to pursue regulatory reforms to lower carrier costs and remove operational barriers to competition in the telecommunications industry. While, in general, we are satisfied with the regulatory regime as currently constructed by the Canadian Radio-television and Telecommunications Commission (CRTC), we are engaged in a number of follow-up proceedings resulting from the price cap decisions to lower our access costs. Our business strategy does not depend on additional relief from the CRTC on access costs, but we do depend on the regulator to ensure that incumbents are implementing and respecting the decisions it makes.

QUARTERLY SUMMARY INFORMATION

In order to track our financial performance and condition, we pay particular attention to the measures summarized in the following table of quarterly information.

2004 Quarterly Information

(in millions Canadian $)	Q4	Q3	Q2	Q1
Revenue	211.1	204.2	200.8	202.5
Gross profit	109.2	101.1	100.3	107.4
Operating income	(11.5)	(7.8)	(13.3)	(10.3)
Net income	(13.8)	(1.6)	(33.1)	(29.9)
Earnings per share (EPS)	(0.39)	(0.05)	(0.93)	(0.84)
EBITDA (1)	31.9	24.1	22.4	26.5
Net capital expenditures	14.9	15.9	10.2	14.0
Free cash flow (1)	8.4	(1.6)	2.6	1.4
Local equivalent line count (2)	464,900	371,300	336,800	301,600
Churn (3)	2.1%	2.7%	2.1%	2.2%

(1)	See reconciliation in the ‘MD&A Summary Information’ table found on the final page of this document.
(2)	Includes primary rate interfaces (PRIs) quantified as 23 individual business lines (IBLs)
(3)	Equals monthly disconnections divided by the average number of lines per month.

2003 Quarterly Information

(in millions Canadian $)	Q4	Q3	Q2	Q1
Revenue	204.1	204.9	194.1	202.2
Gross profit	107.3	96.4	95.7	96.0
Operating income	(13.7)	(15.8)	(23.0)	(15.7)
Net income	(16.9)	(30.2)	2.0	7.6
Earnings per share (EPS)	(0.48)	(1.15)	0.08	0.32
EBITDA	24.9	23.0	23.7	24.5
Net capital expenditures	13.3	12.8	4.8	5.4
Free cash flow	0.9	(1.7)	6.5	6.3
Local equivalent line count	267,600	234,900	208,600	188,500
Churn	2.7%	3.3%	3.6%	3.2%

The factors affecting these metrics over the past eight quarters are discussed throughout this MD&A.

Call-Net Enterprises Inc.	Page 3	2004 & Q4 Managements Discussion & Analysis

CALL-NET’S 2004 RESULTS

2004 IN REVIEW

In 2004, we set out to return Call-Net to growth. After several years of declining revenue, brought about by persistent industry-wide declines in the per-unit pricing of the products and services we sell, as well as unprecedented changes in the structure of our industry, we hoped to be able to return to year-over-year growth in both revenue and EBITDA. We are pleased to report success on this front in 2004; marking another turning point in the evolution of our business.

Selected Financial Information	For the years ended December 31
(in millions Canadian $)	2004	2003	2002
Revenue	818.6	805.3	800.7
Net income (loss)	(78.4)	(37.5)	(151.1)
Earnings (loss) per share (EPS) - basic	(2.20)	(1.36)	(N/A )
Total assets	648.9	839.1	921.6
Long-term financial liabilities	321.8	436.2	518.6
EBITDA	104.9	96.1	46.6
Net capital expenditures	(55.0)	(36.3)	(71.7)
Free cash flow	10.8	12.0	(105.7)

REVENUE IS GROWING
Revenue in 2004 was $818.6 million and includes the results of our acquisition of the Bell/360 customer base. Prior to the inclusion of the Bell/360 acquisition, our revenue was $811.0 million, up by $5.7 million, or approximately one per cent from 2003.

•	Acquisitions have accelerated revenue growth and product diversification

On May 25, 2004, we entered into an agreement with Bell Canada to acquire certain assets of 360networks Corporation including significant portions of its business customer base and specific network facilities in Ontario, Quebec and Atlantic Canada (the ’Bell/360 acquisition’). The closing of this transaction occurred on November 20, 2004, at which time more than 50 former employees of 360networks joined our company.

At closing, we entered into a two-year transitional services agreement with Bell Canada under which it will provide technical and operational services to the newly acquired customer base and in exchange be paid approximately 70 per cent of the total revenue subject to a minimum monthly amount of approximately $2.0 million. We will have an option at the end of the term of the agreement to acquire certain CLEC network assets used to service these customers. This CLEC network is one of the most significant telecommunications networks in Central and Atlantic Canada connecting over 1,000 office buildings.

The acquisition price for the business customer base totaled $17.6 million, representing three months of acquired revenue plus acquisition costs, and will be paid in four installments over the life of the transition services agreement. The $17.6 million was recorded as a customer relationship intangible asset and is being amortized over 30 months.

In the fourth quarter, revenue from the Bell/360 customer base accounted for approximately $7.6 million of our consolidated revenue and contributed approximately $1.2 million of recurring EBITDA. The Bell/360 customer base and the employees we acquired to support and grow this base are in the process of being integrated into our company. In December, the acquired customer base received its first invoices from Sprint Canada.

In 2005, we expect to be able to grow both the number of customers on this network and the total revenue on the network without compromising any of our other Business Services activities. Already, significant work is underway on a number of strong business opportunities.

Call-Net Enterprises Inc.	Page 4	2004 & Q4 Managements Discussion & Analysis

•	Consumer and business services revenue continues to grow

We operate two growth businesses; Consumer Services and Business Services. The revenues in each of these businesses grew in 2004; Consumer Services by 10 per cent and Business Services by six per cent. Growth was fueled by our ongoing migration into new products and services. In Consumer Services, this means bundled home phone service, while in Business Services, it means local and IP-enabled data services. Our Carrier Services business declined by 16 per cent in 2004 reflecting industry-wide weakness in this market.

•	We continue to diversify our revenue base

We have historically been a long distance services company and long distance services have been a very profitable product for us to sell. But several years ago we realized that being a long distance only company was not a viable long term strategy. Accordingly, we began to diversify our revenue base. In 2004, we saw our growth businesses - business and consumer - add significantly to the local and data services we offer, more than offsetting the decline in long distance revenues. In 2004, 52 per cent of our revenue came from long distance while 48 per cent came from these other products and services. The effects of this diversification are more dramatic at the divisional level, where in both Consumer Services and Business Services, long distance is no longer our largest product by revenue.

OUR NETWORK AND OPERATIONS ARE MORE EFFICIENTLY MANAGED
In 2004 we realized significant improvements in the efficiency of our network and in our various processes supporting both the provisioning and servicing of our customers. Our aim has been to create operational efficiencies with the dollar savings being reinvested to create growth.

•	Carrier charges were less than 50 per cent of revenue

In 2004, we were successful at keeping carrier charges below 50 per cent of revenue. As our local business grows, we are able to take advantage of scale economies in co-location operations and in back-haul. A co-location site and the associated back-haul is generally a fixed cost. As we add more customers in a co-location the per customer cost drops. Our increased scale also gives us the opportunity to make small changes in our network to replace leased with owned facilities. In 2004, we constructed Metro Area Networks (MANs) in Toronto and Ottawa, complementing MANs already existing in Montreal and Vancouver. These MANs allow us to bring our traffic to our switch sites over fibre that we own, rather than fibre leased from other telecommunications companies, reducing our carrier charges as a result. In addition, the cost of terminating calls in Canada, the United States and internationally continues to drop reflecting the overall decline in the costs of operating telecommunications companies world-wide. For example, in 2004 we had an 40 per cent increase in international traffic, but our total costs for terminating international traffic dropped by nine per cent.

Call-Net Enterprises Inc.	Page 5	2004 & Q4 Managements Discussion & Analysis

•	Provisioning efficiency improved

We have made significant investments in becoming smarter in our provisioning operations. Because of the growth rate of our local business, and because we are the only telecommunications company in Canada that has been significantly growing its local customer base, we have established a provisioning operation that rivals those of ILECs that may be 10 or 20 times our size. Because of our smaller size, however, it is important, that we become ever more efficient in provisioning so that this cost does not grow in step with our local revenues. In 2004 our total expenditures in provisioning were essentially unchanged from 2003. This despite the fact that we activated 40 per cent more customers in 2004 than 2003, and processed more than 150,000 moves, adds, and changes in the year. During business hours in 2004, our provisioning operation successfully completed an average of one provisioning order every 15 seconds.

•	Network operating expenses remain stable

While operating costs grew from $299.3 million in 2003 to $313.1 million in 2004, this growth was deliberate and limited to the ongoing investment in the growth of our Business Services and Consumer Services customer base. Expenses related to network operations and corporate services actually declined despite a 10 per cent increase in long distance minutes from 2003 to 2004 and a 76 per cent increase in the number of local line equivalents in service on the Call-Net network.

CONSUMER SERVICES IS GROWING AND DIVERSIFYING
Our revenue diversification has come in part from our successful penetration of the home phone service business in Canada. As we grow the number of customers in this part of our business, we also expect to grow the revenue per customer as we bundle home phone service with long distance, wireless and, in 2005, DSL service. In addition to providing top line revenue growth, this strategy allows us to diversify our consumer revenue stream so that we are less dependent on any one product.

•	Continued profitable growth in local service lines

We continued our success in adding local and home phone service customers, adding 92,500 net consumer lines and 98,500 net equivalent business lines for a total of 197,300 lines in the year. This brings our total number of local line equivalents to 464,900. Of the increase in net business local equivalent lines, 61,900 comes from the inclusion of the Bell/360 acquisition in the fourth quarter.

Selected Key Performance Indicators	For the years ended December 31
	2004	2003	2002
Net local line additions
Consumer home phone service	104,800	65,000	79,900
Business local line equivalents	92,500	31,400	33,100
Total net additions	197,300	96,400	113,000
Local lines
Consumer home phone service lines	310,800	206,000	141,000
Business local line equivalents*	154,100	61,600	30,200
Total local lines	464,900	267,600	171,200
Average monthly churn**	2.2%	3.0%	4.3%
Consumer customers	578,000	645,125	584,536
Business customers	20,000	11,400	6,300

*	Includes primary rate interfaces (PRIs) quantified as 23 individual business lines (IBLs)
**	Equals monthly disconnections divided by the average number of lines per month.

•	Home phone service bundles continue to grow

We have focused on selling product bundles to our consumer customers using home phone service as the foundation product, as a means of increasing customer loyalty, increasing our share of our customers’ monthly communications spend, and reducing customer churn. In the fourth quarter of 2004, 69 per cent of consumer services revenue came from customers who purchase more than one product from us, as compared to 50 per cent in the fourth quarter of 2003. Most of these customers purchase a bundle of home phone and long distance services with some taking a third product such as a wireless second line or dial-up Internet access.

Average revenue per line (ARPL) includes revenue from home phone and long distance services together with additional bundled revenues from services such as Fido® wireless and dial-up Internet, all divided by the average number of lines. The additional products and services added to the home phone bundle in 2004 have allowed us to offset declines in long distance revenue per line per month.

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We believe that our bundled home phone service business has many characteristics desirable in consumer telecommunications including: a relatively stable monthly spend consisting of basic service, features and long distance service, a healthy contribution to margin,; low churn, a reliable cost of acquisition and the potential for significant growth to the customer base.

Finally, our cost of acquisition and provisioning continues to fall. In the fourth quarter, we spent an average of $269 to acquire and provision a home phone service line, down from $315 in the fourth quarter of 2003. For the full year, 2004, our cost of acquisition averaged $304 per line. We have seen efficiency improvements in both selling and marketing and in provisioning new customers.

•	Churn is stable

After a modest run up in the third quarter of 2004, fourth quarter overall churn returned to the levels of earlier in the year - about 2.1 per cent. Overall churn for the year was 2.2 per cent, down from 3.0 per cent last year.

Customer churn in home phone service in the quarter averaged 2.5 per cent, and allowed us to average 2.6 per cent consumer churn for the year. Over the past year, we have been able to reduce churn by focusing on customer retention and improving the credit profile of customers. In addition, two CRTC decisions, have helped. The extension of the ’no-winback’ period from three months to 12 months (Telelcom Decision CRTC 2004-04), and the direction that ILECs unbundle home phone service from their offerings (Telelcom Decision CRTC 2003-49). According to customer surveys done at the time of disconnect, the principal element of voluntary churn continues to be a desire to have high-speed Internet (via DSL) and home phone service provided by one supplier. We will address this with the launch of our own facilities-based high-speed Internet product in the second half of 2005.

•	VoIP - planning for tomorrow, without sacrificing today

In 2004, we launched a voice over Internet protocol (VoIP) service under the name Sprint Canada Internet Phone Service. Customer take-up of this offering is modest - consistent with our expectations. We have committed to try to deliver the highest quality VoIP service available because we believe that consumers buy service first and technology second. VoIP is an important investment for the future because we believe that consumer adoption of Internet phone services will continue to grow as the reliability of the service improves.

BUSINESS SERVICES ENHANCES FOCUS ON NEXT- GENERATION DATA AND LOCAL SERVICES

•	IP Enabled Solutions continues to win converts

After the launch of IP Enabled Solutions in late 2003, we saw revenue growth in excess of 40 per cent in Internet protocol (IP) based services in 2004 as we began to focus on IP as a dominant networking solution. Our IP solution allows our customers to leverage the benefits of this technology through hybrid networks and has several advantages:

•	A single flexible network that encompasses a range of access types from xDSL to Ethernet allowing a customer to tailor a solution to precisely match the requirements of each site
•	A migration path from legacy frame relay services that delivers more bandwidth, more flexibility and a platform for emerging converged IP applications
•	An opportunity to simplify customers’ data solutions, moving from disparate services to a single IP platform.

•	Cross-border services are an important source of growth and profits

We continue to succeed in our initiative with Sprint to win a greater share of the cross-border market. Our revenue from cross border initiatives grew by 32 per cent in 2004 and is now 15 percent of our Business Services revenue. Sprint and Sprint Canada offer a unique value proposition to North American business in the provision of seamless North American telecommunications services. We expect continued success in 2005.

•	Local service bundles are attractive in the business market

The small and medium enterprise (SME) market in Canada has been an important source of growth in local service bundles. Not only do we offer SMEs the benefits of local access and long distance services at reduced rates, but we also provide high-speed Internet access. In 2004, business local services revenue increased by $14.6 million, or 47 per cent and contributed to average churn levels of less than one per cent.

Call-Net Enterprises Inc.	Page 7	2004 & Q4 Managements Discussion & Analysis

FOURTH QUARTER 2004 OPERATING HIGHLIGHTS

Fourth Quarter Revenue by Product

	For the three months ended December 31
(in millions Canadian $)	2004	2003	Change	% Change
Long distance services	101.7	119.9	(18.2)	(15.2)%
Data services	53.5	48.6	4.9	10.1%
Local services	52.8	34.1	18.7	54.8%
Wireless services	3.1	1.5	1.6	106.7%
Total revenue	211.1	204.1	7.0	3.4%

In the fourth quarter of 2004, our total revenue grew by $7.0 million, or three per cent, from the fourth quarter of 2003 to $211.1 million. Fourth quarter revenue includes the impact of the Bell/360 acquisition from the date of closing, which contributed approximately $7.6 million of revenue in the quarter.

Fourth Quarter Revenue by Business

	For the three months ended December 31, 2004
(in millions Canadian $)	Total	Consumer	Business	Carrier
Long distance services	101.7	33.7	37.7	30.3
Data services	53.5	2.9	39.5	11.1
Local services	52.8	35.9	14.7	2.2
Wireless services	3.1	3.1	-	-
Total revenue	211.1	75.6	91.9	43.6

We continue to grow non-long distance services, including local and home phone service as well as IP-based data offerings. As a result, the proportion of local, wireless and data revenue in our business mix continues to increase as long distance declines. Long distance comprised 48 per cent of total revenue in the quarter, down from 59 per cent in the fourth quarter of 2003.

In our consumer services division, local or home phone service is now our biggest single product segment at 47 per cent of consumer revenue. Long distance services comprise 45 per cent of revenues, while the remaining eight per cent of revenue comes from dial-up and wireless services.

In the fourth quarter, we made a change to the allocation of the system access fee (SAF) charged to our consumer customers.  Historically, 100 percent of this SAF had been allocated to long distance revenue.  The SAF charge is more properly described as a customer charge, rather than a product charge, so we have changed the allocation of the SAF to one based on revenues from each product.  We have applied this change retroactively in our consumer services division.  As a result, in the fourth quarter $3.9 million long distance revenue was reallocated to local services ($3.3 million), data services ($0.3 million) and wireless services ($0.3 million).

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In our business services group, data service is our biggest single product segment at 43 per cent of business revenue. Long distance services comprise 41 per cent of revenues, while the remaining 16 per cent of revenue comes from local services.

In our carrier services division, long distance continues to be our biggest single product segment at 70 per cent of revenue. Data services comprise 25 per cent of revenues, while the remaining five per cent of revenue comes from local services.

Fourth Quarter Carrier Charges & Gross Margin

	For the three months ended December 31
(in millions Canadian $)	2004	2003	Change	% Change
Carrier charges	101.9	96.8	5.1	5.3%
% of revenue	48.3%	47.4%	0.9%
Gross margin	109.2	107.3	1.9	1.8%
% of revenue	51.7%	52.6%	(0.9)%

Carrier charges in the fourth quarter were $101.9 million, or 48 per cent of revenue. This is up by $5.1 million from the same quarter last year. The growth in carrier charges primarily reflects costs associated with growth in revenue.

In the fourth quarter we received a beneficial decision from the CRTC (Telecom Decision CRTC 2004-72) reducing primary inter-exchange carrier (PIC) charges by up to 90 per cent in some cases. This decision also has a retroactive component totaling $1.7 million that has been included in the fourth quarter as a credit against carrier charges.

Fourth Quarter Operating Costs

	For the three months ended December 31
(in millions Canadian $)	2004	2003	Change	% Change
Consumer Services	28.0	28.0	-	0.0%
Business Services	23.2	16.6	6.6	39.8%
Carrier Services	2.7	0.3	2.4	800.0%
Network operations & corporate	23.4	37.5	(14.1)	(37.6)%
Total operating costs	77.3	82.4	(5.1)	(6.2)%

Call-Net Enterprises Inc.	Page 9	2004 & Q4 Managements Discussion & Analysis

Operating costs fell in the quarter, reflecting the positive impact of our organizational realignment. We undertook the realignment in order to consolidate and streamline provisioning, reduce the number of levels of management and consolidate marketing and development activities across divisions. As a result of corporate reorganizations over the past year, changes in operating costs in business services and network operations reflect the movement of personnel between these divisions, rather than a significant change in the costs associated with these personnel. As a result, operating costs for these groups are not directly comparable across quarters. An apparent increase in the operating costs in carrier services in the fourth quarter reflects the reversal of a portion of our bad debt reserve in 2003.

Fourth Quarter EBITDA & Operating Profit (Loss)

	For the three months ended December 31
(in millions Canadian $)	2004	2003	Change	% Change
EBITDA	31.9	24.9	7.0	28.1%
Depreciation & amortization	(36.9)	(38.6)	1.7	(4.4)%
Realignment & other charges	(6.5)	-	(6.5)	-
Operating profit (loss)	(11.5)	(13.7)	2.2	(16.1)%
EBITDA as a % of revenue	15.1%	12.2%	2.9%

Fourth quarter EBITDA was $31.9 million. This is $7.0 million above the level of the same period in 2003, and is equivalent to approximately 15 per cent of revenue. Much of the increase in EBITDA reflects the positive impact of our realignment and the effect of the PIC decision referred to above. We recorded a charge of $6.5 million in the fourth quarter reflecting the severance costs associated with our realignment, announced on September 29, 2004. The realignment directly affected approximately 135 of our employees.

Home Phone Service Bundles

	For the three months ended December 31
	2004	2003	Change
Consumer home phone service lines
Gross additions	48,000	46,600	1,400
Net additions	25,500	30,600	(5,100)
Churn	2.5%	2.8%	(0.3)%
Average monthly revenue per line	$60.28	$60.45	($0.17)
Cost of acquisition (millions)
Selling and marketing costs	$7.9	$9.3	($1.4)
Activation costs	5.0	5.4	(0.4)
Total cost of acquisition	$12.9	$14.7	($1.8)
Cost of acquisition per line	$269	$315	($46)

We had another good quarter in our home phone business in consumer services. We added 48,000 gross and 25,500 net new home phone service lines at a cost of acquisition of $269 per line. Our net line additions dropped by 5,100 from the level of the fourth quarter of 2003 as a result of higher disconnects in the home phone customer base. As our base of home phone service grows, a similar percentage churn level will result in a higher number of disconnects just as a result of the larger customer base. Churn in the quarter returned to the level we have been targeting of 2.5 per cent as a result of refocusing certain of our customer retention strategies and activities.

Call-Net Enterprises Inc.	Page 10	2004 & Q4 Managements Discussion & Analysis

2004 OPERATING RESULTS

For the full year, 2004, our total revenue grew by $13.3 million, or two per cent, to $818.6 million. 2004 revenue includes the impact of the Bell/360 acquisition from the date of closing, and contributed approximately $7.6 million of revenue in the fourth quarter and full year.

2004 Revenue by Product

	For the 12 months ended December 31
(in millions Canadian $)	2004	2003	Change	% Change
Long distance services	427.8	482.2	(54.4)	(11.3)%
Data services	202.8	201.1	1.7	0.8%
Local services	177.7	120.4	57.3	47.6%
Wireless services	10.3	1.6	8.7	543.8%
Total revenue	818.6	805.3	13.3	1.7%

We continue to grow non-long distance services, including local, home phone and wireless service as well as IP-based data offerings. As a result, the proportion of long distance revenue in our business mix continues to decline. However, local, wireless and data services revenue grew by $67.7 million, or 21 per cent over 2003, more than offsetting the $54.4 million, or 11 per cent decline in long distance revenue. For the full year, long distance services revenue comprised 52 per cent of revenue.

2004 Revenue by Business

	For the 12 months ended December 31, 2004
(in millions Canadian $)	Total	Consumer	Business	Carrier
Long distance services	427.8	147.4	150.9	129.5
Data services	202.8	13.1	142.5	47.2
Local services	177.7	124.8	45.6	7.3
Wireless services	10.3	10.3	-	-
Total revenue	818.6	295.6	339.0	184.0

Our revenue is also well diversified by customer segment, with $295.6 million, or 36 per cent of our revenue coming from consumer services and 41 per cent and 23 percent coming from each of business and carrier services. Consistent with the recent past, year-over-year growth in our consumer and business services revenue has offset declines in carrier services revenue.

CONSUMER SERVICES

In the consumer segment, we provide home phone, long distance, dial-up Internet access and wireless services to residences and small office home office (SOHO) customers targeting five major urban areas that incorporates more than 33 different municipalities.

Over the past year, consumer revenue has grown by $26.6 million or 10 per cent to $295.6 million. In general, growth has been driven by our success in selling home phone and wireless service.

Call-Net Enterprises Inc.	Page 11	2004 & Q4 Managements Discussion & Analysis

2004 Consumer Services Revenue

	For the 12 months ended December 31
(in millions Canadian $)	2004	2003	Change	% Change
Long distance services	147.4	165.8	(18.4)	(11.1)%
Data services	13.1	17.0	(3.9)	(22.9)%
Home phone services	124.8	84.6	40.2	47.5%
Wireless services	10.3	1.6	8.7	543.8%
Consumer services revenue	295.6	269.0	26.6	9.9%
Consumer services operating costs	119.3	98.3	21.0	21.4%

CONSUMER SERVICES LONG DISTANCE SERVICES REVENUE
In 2004, we made a change to the allocation of the system access fee charged to our consumer customers.  Historically, 100 per cent of this SAF had been allocated to long distance revenue.  This charge is more properly described as a customer charge, rather than a product charge, so we have changed the allocation of the SAF to one based on revenues from each product.  We have applied this change retroactively in our consumer services division.  In 2004, this change resulted in $13.8 million of revenue being reallocated from long distance services to local services ($11.6 million), data services ($1.2 million) and wireless services ($1.0 million).  Historical periods have also been restated to reflect this change.

After changes relating to the allocation of SAF revenue, consumer long distance revenue was $147.4 million, down $18.4 million from last year. This decline is a result of declines in the average per minute charge for long distance services. The total volume of long distance minutes grew by approximately 16 per cent during 2004, driven by a large increase in North American calling under our North American unlimited plan. In 2004, long distance revenue now accounted for approximately 50 per cent of our total consumer services revenue; however, most of this revenue comes from customers who also buy home phone service from us. Sprint Canada-branded long distance only customers account for 15 per cent of our consumer revenue, while indirect long distance programs, including affinity programs, and alternative long distance products, comprise another 12 per cent.

The average revenue per minute (ARPM) of our per-minute long distance plans fell by almost 10 per cent in 2004. However, the growth in popularity in unlimited plans caused a significant increase in the number of minutes in these plans. For example, our consumer U.S. bound minute volumes grew by 38 per cent in 2004, driven by the popularity of the North American Unlimited Plan. The popularity of these unlimited plans caused our overall consumer ARPM to decline by 23 per cent in 2004. Due to continued improvements in the cost structure of our business and our on-going efforts at cost reduction, average cost per minute for consumer services declined by 34 per cent.

CONSUMER SERVICES HOME PHONE SERVICE REVENUE
Home phone, service revenue was $124.8 million in the year, an increase of 48 per cent or $40.2 million from 2003. The growth in customer count has been consistent and the average monthly home phone service revenue per customer has been stable. This stability has resulted from a number of factors offsetting one another, including the mix of wireless in the bundle, revenue promotions, as well as changes in revenue from features such as voice mail and calling line identification.

Call-Net Enterprises Inc.	Page 12	2004 & Q4 Managements Discussion & Analysis

CONSUMER SERVICES DATA REVENUE
Revenue from dial-up customers was $13.1 million for the year, a decline of $3.9 million, or 23 per cent from 2003. The number of subscribers stood at 51,700 at year-end, down 21 per cent from last year. We activated more than 26,000 new dial-up customers during the year, but this was offset by the continued migration of Canadian households to high-speed Internet services. We expect to begin to offset the decline in consumer data revenues in 2005 with the deployment of our own consumer high-speed Internet offering using DSL technology.

CONSUMER SERVICES WIRELESS REVENUE
Under our bundled wireless service offering using the Fido® brand, we activated 17,800 net new lines in the year and ended the year with 28,900 customers and 30,600 lines. Revenue from wireless services was $10.3 million, in this first full year of offering the service. Churn in wireless services was stable throughout the year at approximately 2.4 per cent.

CONSUMER SERVICES OPERATING COSTS
Operating costs in consumer services were $119.3 million, up $21.0 million, or 21 per cent from last year. The increase in operating costs year-over-year is primarily the result of the transfer of certain provisioning operations amounting to $11.1 million into consumer services. After adjusting for this change, Consumer Services operating costs were up by $9.9 million from last year. This increase resulted from an increase in marketing programs and investments in customer care.

BUSINESS SERVICES

We continue to focus on four initiatives in the business market in Canada:

•	Maintaining and developing our working relationship with Sprint to offer multi-national corporations (MNCs) single-service, single-invoice, seamless North American network services;

•
Delivering our IP Enabled Solutions at substantial cost savings and time efficiencies to Canadian customers allowing them to integrate legacy systems with next-generation services in an efficient and cost-effective manner;

•	Continuing our Enhanced Voice Services (EVS) initiative by penetrating the call centre sector with complex interactive voice response (IVR) and advanced voice recognition (AVR) applications; and

•	Bundling long distance, local, and high-speed access for small and medium-sized enterprises (SME).

To these four initiatives we have added a fifth; maximizing the value of the Bell/360 acquisition by fully integrating the people, products, and new customers, and by making the best possible use of the future opportunities afforded by the acquisition.

BUSINESS SERVICES REVENUE
In 2004, our Business Services revenue was $339.0 million, up $20.4 million from last year. The Bell/360 acquisition contributed approximately $7.6 million to growth, while the remaining $12.8 million was organic growth, split between local and data services.

2004 Business Services Revenue

	For the 12 months ended December 31
(in millions Canadian $)	2004	2003	Change	% Change
Long distance services	150.9	153.6	(2.7)	(1.8)%
Data services	142.5	134.0	8.5	6.3%
Local services	45.6	31.0	14.6	47.1%
Business Services revenue	339.0	318.6	20.4	6.4%
Business Services operating costs	78.2	63.2	15.0	23.7%

BUSINESS SERVICES LONG DISTANCE REVENUE
Business Services long distance revenue declined by two per cent compared to last year. Revenue decline was the result of a nine per cent decrease in ARPM, partially offset by an eight per cent increase in minute volumes.

Call-Net Enterprises Inc.	Page 13	2004 & Q4 Managements Discussion & Analysis

Long distance, as a percentage of business services revenue, continues to decline from a level of 48 per cent of business services revenue in 2003 to 45 per cent of revenue in this year.

BUSINESS SERVICES LOCAL REVENUE
Business local line equivalents grew by 92,500 lines, or 150 per cent, in 2004. Most of that growth came from the addition of the Bell/360 business customers who used approximately 61,900 local line equivalents at year-end. Revenue from business local services grew by 47 per cent from last year and contributed $14.6 million of the increase in revenue during the year.

BUSINESS SERVICES DATA REVENUE
Business data revenue also grew in the year 2004. We continue to have success in selling IP Enabled Solutions and the growth of this offering has generally compensated for the decline in legacy data revenues. In 2004, we recorded $142.5 million of data revenue, up 6 per cent from 2003. The growth in data revenue in the year caused this product category in the fourth quarter to surpass long distance as the dominant product sold to our business customers.

BUSINESS SERVICES OPERATING COSTS
Business services operating costs totaled $78.2 million in 2004, an increase of $15.0 million over 2003. This increase is primarily the result of the transfer of certain provisioning operations, amounting to $7.0 million, into Business Services. This coupled with the Bell/360 acquisition, contributed approximately $3.0 million to operating costs. Adjusting for this transfer and acquisition, operating costs in Business Services grew by $5.0 million, reflecting an increase in people and marketing costs necessary to support increased volumes.

CARRIER SERVICES

Our strategy is to optimize the contribution from carrier services by focusing on profitability rather than revenue growth. The wholesale market has been under substantial pricing pressure for the past several years and the ongoing results of this division reflect this industry trend.

CARRIER SERVICES REVENUE

2004 Carrier Services Revenue

	For the 12 months ended December 31
(in millions Canadian $)	2004	2003	Change	% Change
Long distance services	129.5	162.8	(33.3)	(20.5)%
Data services	47.2	50.1	(2.9)	(5.8)%
Local services	7.3	4.8	2.5	52.1%
Carrier services revenue	184.0	217.7	(33.7)	(15.5)%
Carrier services operating costs	9.7	6.9	2.8	40.6%

Call-Net Enterprises Inc.	Page 14	2004 & Q4 Managements Discussion & Analysis

Carrier Services revenue in the year totaled $184.0 million; a 16 per cent decline from 2003. Long distance services led the decline, down 21 per cent from 2003. Minute volumes grew by 10 per cent in the year while ARPMs were down significantly, 27 per cent. Much of this ARPM decline can be attributed to changes in the mix of minutes. For example, in international traffic, where rates and costs are declining the fastest, we saw a 47 per cent increase in minute volume and a 45 per cent reduction in ARPM. In 2004, Carrier Services revenue comprised approximately 22 per cent of consolidated revenue and was 70 per cent long distance. Average costs per minute (ACPM), especially for international traffic, has been declining at similar rates to ARPMs.

CARRIER SERVICES OPERATING COSTS
Carrier Services operating costs were $9.7 million, up in the year relative to the $6.9 million recorded in the last year. The apparent increase in costs was largely a result of changes in 2003 to the provision for bad debt. Excluding this factor, operating costs were $0.6 million higher in 2004, the result of increased people costs.

CARRIER CHARGES & GROSS PROFIT

Carrier charges were $400.6 million in 2004, or 49 per cent of revenue, down from $409.9 million or 51 per cent of revenue in 2003. This $9.3 million improvement reflects, in part, targeted efforts at carrier cost reduction - a focus on network efficiencies and maximizing the benefits of the regulatory environment. In 2004, we set targets for savings from operational efficiencies and targets for regulatory cost savings based on our run rate at the beginning of the year. The success of these programs, combined with revenue growth, offset by declines in ARPM, resulted in the carrier charges improvement noted. None of the cost benefits of the recent CRTC decision (Telecom Decision CRTC 2005-6) on CDN services rates is reflected in 2004 results.

2004 Carrier Charges & Gross Profit

	For the 12 months ended December 31
(in millions Canadian $)	2004	2003	Change	% Change
Carrier charges	400.6	409.9	(9.3)	(2.3)%
% of revenue	48.9%	50.9%	(2.0)%
Gross profit	418.0	395.4	22.6	5.7%
Gross profit margin	51.1%	49.1%	2.0%

The reduction in carrier charges translated into an increased gross profit and a higher gross margin. Gross profit was up by $22.6 million, $9.3 million of which came from a net reduction in carrier charges and $13.3 million of which came from revenue growth. On a consolidated basis, our profit margin from long distance services was unchanged from 2003, while there were gross margin increases in local, data and wireless services. The underlying profitability of our non-long distance services continues to improve as we gain economies of scale in local service, and as we make more effective use of the benefits of our hybrid network, leasing when appropriate and building when the economics warrant.

Call-Net Enterprises Inc.	Page 15	2004 & Q4 Managements Discussion & Analysis

OPERATING COSTS

Overall, in 2004 operating costs were $313.1 million, up $13.8 million from $299.3 million in 2003. Operating costs as a percentage of revenue were 38 per cent in 2004, as compared to 37 per cent of revenue in 2003. The increase in operating costs reflects investments in sales and customer care in both consumer and business services. The changes in consumer, business and carrier operating costs was discussed earlier.

2004 Operating Costs

	For the 12 months ended December 31
(in millions Canadian $)	2004	2003	Change	% Change
Consumer services	119.3	98.3	21.0	21.4%
Business services	78.2	63.2	15.0	23.7%
Carrier services	9.7	6.9	2.8	40.6%
Network operations & corporate	105.9	130.9	(25.0)	(19.1)%
Total operating costs	313.1	299.3	13.8	4.6%
% of revenue	38.2%	37.2%	1.0%

NETWORK OPERATIONS AND CORPORATE COSTS
Network operations and corporate costs in 2004 were $105.9 million, down from $130.9 million in 2003.  Approximately $15.7 million of this reduction related to the movement of our provisioning operations from network operations to consumer and business services. The remaining reduction in costs is attributed to human resource costs, due in part to the organizational realignment and to lower incentive payments.

OPERATING PROFIT (LOSS)

EBITDA
Primarily as a result of the previously mentioned increase in gross profit, together with decreases in operating costs, EBITDA for 2004 was $104.9 million, an increase of $8.8 million or nine per cent from 2003.

2004 EBITDA & Operating Profit (Loss)

	For the 12 months ended December 31
(in millions $)	2004	2003	Change	% Change
Operating profit (loss)	(42.9)	(68.2)	25.3	(37.1)%
Depreciation & amortization	146.6	157.3	(10.7)	(6.8)%
Realignment & other charges	1.2	7.0	(5.8)	(82.9)%
EBITDA	104.9	96.1	8.8	9.2%

Depreciation and amortization charges totaled $146.6 million, a seven per cent decrease from 2003. Depreciation and amortization has generally been falling as our ongoing capital spending program has declined.

We recorded a net expense of $1.2 million in the year for realignment and other charges. This expense was the result of a $7.8 million realignment charge reflecting the severance costs of employees directly affected by the realignment, offset by a $6.6 million gain resulting from the reversal of the provision taken in 2003, for maintenance costs associated with certain dark fibre. During 2004, we came to an agreement with the owner of the fibre whereby we abandoned these routes and allowed this party to abandon certain other routes on which we were collecting maintenance fees.

As a consequence of the above factors, operating loss was $42.9 million for the year, an improvement of $25.3 million, or 37 per cent from last year.

Call-Net Enterprises Inc.	Page 16	2004 & Q4 Managements Discussion & Analysis

OTHER EXPENSES

2004 Other Expenses

	For the 12 months ended December 31
(in millions Canadian $)	2004	2003	Change	% Change
Loss on repurchase of long-term debt	(4.0)	-	(4.0)	-
Reversal of change in control provision	4.7	-	4.7	-
Net loss on the sale of capital assets	(0.9)	-	(0.9)	-
Sub-total	(0.2)	-	(0.2)	-

In 2004, we recorded several items that are non-recurring by nature. In the first quarter of 2004, we made market purchases for cancellation of approximately U.S.$76.4 million of long term debt ($100.8 million), recording a loss on repurchase of $4.0 million. The repurchases served to reduce our interest expense on long term debt by U.S.$8.1 million per year.

In the first quarter, we also recorded a gain of $4.7 million in connection with the elimination of a reserve established in connection with the application brought by Montreal Trust Company of Canada (now Compushare Investor Services), discussed in note 12 of the audited consolidated financial statements. Both the initial decision and subsequent appeal were ruled in our favour and the plaintiffs in the case did not seek leave to appeal further.

In the second quarter, we recorded a loss on the sale of assets. Capital equipment with a book value of $1.3 million was sold for proceeds of $0.4 million, resulting in a $0.9 million loss.

2004 Interest Expense, Other Income and Foreign Exchange Gains & Losses

	For the 12 months ended December 31
(in millions Canadian $)	2004	2003	Change	% Change
Interest expense	(32.7)	(43.2)	10.5	(24.3)%
Interest income & other expense	(13.4)	(5.7)	(7.7)	135.1%
Foreign exchange gain (loss)	17.1	85.9	(68.8)	(80.1)%

Interest expense on long-term debt in the year was $32.7 million, down from $43.2 million in 2003. This $10.5 million reduction was a result of two factors: 1) the market purchase of U.S.$76.4 million (approximately $100.8 million) of senior secured notes in March 2004 and the consequent elimination of $8.8 million in interest costs associated with the repurchased notes; and 2) fluctuations in the Canadian dollar exchange rate, which resulted in $1.7 million less in Canadian dollar interest payments on our senior secured notes as these notes are denominated in U.S. dollars.

As a result of our accounts receivable securitization program, certain of our gains and losses related to bad debt are classified as gains or losses on securitization and appear as an ‘other’ expense. In 2004 these losses totaled $9.8 million, and comprised 73 per cent of the $13.4 million of net other expenses. Other expenses also grew in 2004 reflecting the first full year impact of the accounts receivable securitization program.

In 2004, we recorded a foreign exchange gain of $17.1 million as the result of the appreciation in the Canadian dollar against the U.S. dollar. Of this gain, $17.8 million related to a change in the principal amount of our long-term debt and the remaining $(0.7) million represented a net loss, during the year, on the foreign exchange related component of our operations. While the foreign exchange gain in 2004 is significant, it was much less than the $85.9 million gain recorded in 2003, itself the result of the strong Canadian dollar favourably impacting both operations and our balance sheet.

A one cent change in the value of the Canadian dollar against the U.S. dollar changes the principal amount of our long-term debt by approximately $3.3 million.

NET INCOME (LOSS)

As a consequence of the above factors, we recorded a net loss in the year of $78.4 million, or $2.20 per share, compared with a net loss of $37.5 million, or $1.36 per share in 2003. A 109 per cent increase in net loss translated into a 62 per cent increase in net loss per share as a consequence of an increase in the weighted average number of shares outstanding in 2004.

Call-Net Enterprises Inc.	Page 17	2004 & Q4 Managements Discussion & Analysis

2004 Net Income (Loss)

	For the 12 months ended December 31
(in millions Canadian $)	2004	2003	Change	% Change
Net income (loss)	(78.4)	(37.5)	(40.9)	109.1%
Earnings per share - basic	(2.20)	(1.36)	(0.84)	61.8%

LIQUIDITY AND CAPITAL RESOURCES

Our plan is to remain cash flow positive, meaning that we will generate more than enough EBITDA to cover interest and other financing costs, capital expenditures and cash taxes. This should leave our cash balance relatively intact and allow us to keep these cash resources for general corporate purposes, opportunistic investments or acquisitions, or to further reduce our debt levels.

Cash, cash equivalents and short-term investments are generally invested in liquid Canadian and U.S. dollar denominated securities with maturities no greater than one year and having one of the two highest ratings by either the Standard and Poor’s Rating Group or Moody’s Investor Service, Inc.

CASH FLOW

CASH FLOW FROM OPERATING ACTIVITIES
Operating activities before changes in non-cash working capital provided $59.0 million of cash in 2004 compared with $41.2 million in 2003. This $17.8 million, or 43 per cent increase in operating cash flow was assisted by higher EBITDA of $8.8 million, and lower interest payments of $10.5 million, consistent with our strategy of growing profitability and giving us greater opportunities to re-invest in our business. Cash flow from operating activities grew relative to the last year as changes in non-cash working capital provided $25.3 million of cash. Over the past two years, changes in non-cash working capital have provided $30.3 million of cash. This change has resulted from a number of activities including proceeds from the sale of accounts receivable partly offset by the effect of normalizing our payment relationships with carrier suppliers to reduce the overall level of carrier disputes.

2004 Cash Flow from Operating Activities

	For the 12 months ended December 31
(in millions Canadian $)	2004	2003	Change	% Change
Net income (loss)	(78.4)	(37.5)	(40.9)	109.1%
Depreciation & amortization	146.6	157.3	(10.7)	(6.8)%
Foreign exchange gain (loss)	(17.8)	(85.9)	68.1	(79.3)%
Reversal of provisions	(4.7)	-	(4.7)	-
Loss on repurchase of debt	4.0	-	4.0	-
Future income taxes	3.9	4.3	(0.4)	(9.3)%
Interest income & other expense	2.7	3.0	(0.3)	(10.0)%
Loss on sale of assets	0.9	-	0.9	-
Realignment & other charges	1.2	-	1.2	-
Operating cash flow	58.4	41.2	17.2	41.8%
Change in non-cash working capital	28.4	2.5	25.9	1,036.0%
Cash flow from operating activities	86.8	43.7	43.1	98.6%
Per share - basic	$2.43	$1.59	$0.84	52.8%

CASH FLOW FROM INVESTING ACTIVITIES
Overall, investment activities in 2004 generated $2.8 million of cash compared with a use of cash of $59.7 million in 2003. However, we have combined capital expenditures, acquisitions, dispositions, and changes in deferred costs, long-term assets and other, into investing cash flow. This measure reflects the net change in operating assets of the business, assets on which we expect to make operating returns. In total we spent slightly less in 2004 on operating assets than in 2003 ($56.0 million in 2004, as compared to $57.0 million in 2003). In order for us to meet our cash flow self sufficiency goals, we intend to keep this investment in operating assets in the range of seven to eight per cent of revenue.

Call-Net Enterprises Inc.	Page 18	2004 & Q4 Managements Discussion & Analysis

Capital investments of $55.4 million were made in 2004 to expand local services, improve existing systems, enhance cost efficiency, and accommodate new products. The increase of $11.3 million from 2003 reflects principally the increased scale of our local operations.

2004 Cash Flow from Investing Activities

	For the 12 ended December 31
(in millions Canadian $)	2004	2003	Change	% Change
Acquisition of capital assets	(55.4)	(44.1)	(11.3)	25.6%
Change in deferred costs & other	(0.3)	(1.0)	0.7	(70.0)%
Increase in long term assets	(0.2)	-	(0.2)	-
Net proceeds from disposals	0.4	7.8	(7.4)	(94.9)%
Acquisitions	(0.5)	(19.7)	19.2	(97.5)%
Investing cash flow	(56.0)	(57.0)	1.0	(1.8)%
% of revenue	(6.8)%	(7.1)%	0.3%
Change in short-term investments	58.8	(2.7)	61.5	(2,277.8)%
Cash flow from investing activities	2.8	(59.7)	62.5	(104.7)%

Most of the $62.5 million change in cash flow from investing activities between 2003 and 2004 is from changes in short-term investments which provided $61.5 million more cash in 2004 than in the prior year.

CASH FLOW FROM FINANCING ACTIVITIES
Financing activities consumed $107.2 million in 2004. This compares to 2003 when financing activities generated $38.4 million of cash. In 2004, financing activities were dominated by the repurchase of long term debt for $104.8 million, while in 2003 activities were dominated by the issuance of equity in the amount of $40.6 million. The combined effect of these two events was a $145.4 million swing between the two years. Excluding the effects of the equity issuance, and the debt repurchase cash flow from financing activities has been stable and limited to the costs incurred in connection with the retirement of the right-of-way liability.

2004 Cash Flow from Financing Activities

	For the 12 months ended December 31
(in millions Canadian $)	2004	2003	Change	% Change
Change in right-of-way liability	(2.4)	(2.2)	(0.2)	9.1%
Repurchase of long term debt	(104.8)	-	(104.8)	-
Issuance of class B shares	-	40.6	(40.6)	(100.0)%
Cash flow from financing activities	(107.2)	38.4	(145.6)	(379.2)%

FREE CASH FLOW
In 2004, we had free cash flow of $10.8 million, which is $1.2 million, or 10 per cent, lower than 2003. Consistent with our strategy of reinvestment to the extent of discretionary cash flow availability, all of the $8.8 million improvement in EBITDA and the $7.4 million improvement in financing costs was reinvested in capital expenditures, which grew by $18.7 million.

Call-Net Enterprises Inc.	Page 19	2004 & Q4 Managements Discussion & Analysis

2004 Free Cash Flow

	For the 12 months ended December 31
(in millions Canadian $)	2004	2003	Change	% Change
EBITDA	104.9	96.1	8.8	9.2%
Financing costs	(37.4)	(44.8)	7.4	(16.5)%
Cash income taxes paid	(1.4)	(2.0)	0.6	(30.0)%
Net capital expenditures	(55.0)	(36.3)	(18.7)	51.5%
Cash component of change in deferred costs	(0.3)	(1.0)	0.7	(70.0)%
Free cash flow	10.8	12.0	(1.2)	(10.0)%
Change in non-cash working capital & other	20.7	(5.6)	26.3	(469.6)%
Acquisitions	(0.5)	(19.7)	19.2	(97.5)%
Increase in long-term investments	(0.2)	-	(0.2)	-
Change in right-of-way liability	(2.4)	(2.2)	(0.2)	9.1%
Repurchase of long-term debt	(104.8)	-	(104.8)	-
Issuance of equity	-	40.6	(40.6)	(100.0%)
Change in cash, cash equivalents & short-term investments	(76.4)	25.1	(101.5)	(404.4)%
Increase (decrease) in short-term investments	58.8	(2.7)	61.5	(2,277.8)%
Change in cash & cash equivalents	(17.6)	22.4	(40.0)	(178.6)%

FINANCIAL POSITION

At December 31, 2004, we had current assets of $126.7 million and current liabilities of $149.7 million. Net working capital was a negative $23.0 million, a decline from the positive $92.3 million at December 31, 2003. This $115.3 million change primarily reflects our decision to use $104.8 million of cash to repurchase notes in 2004.

2004 Working Capital Changes

	For the 12 months ended December 31
(in millions Canadian $)	2004	2003	Change	% Change
Accounts receivable & other current assets	126.7	241.7	(115.0)	(47.6)%
Accounts payable & accrued liabilities	149.7	149.4	0.3	0.2%
Net working capital	(23.0)	92.3	(115.3)	(124.9)%
Current ratio	0.9	1.6	(0.7)	(43.8)%
Accounts receivable days sales outstanding	32	32	0

In 2004, long-term debt (LTD) decreased by $118.6 million to $268.5 million resulting from positive effects of the repurchase of senior secured notes, which accounted for $100.8 million, and the strong Canadian dollar, which accounted for $17.8 million.

Call-Net Enterprises Inc.	Page 20	2004 & Q4 Managements Discussion & Analysis

Other long-term liabilities, which include the right-of-way liability, the long-term portion of Bell/360 acquisition account payable, lease exit costs and asset retirement obligations, have increased by $4.2 million to $53.3 million. Apart from the Bell/360 acquisition related changes, factors contributing to the year over year change include the accretion of the asset retirement obligation, offset partly by the reversal of the dark fibre maintenance charge, and the continuing amortization of our right-of-way liability.

2004 Capital Structure

	For the 12 months ended December 31
(in millions Canadian $)	2004	2003	Change	% Change
Long-term debt	268.5	387.1	(118.6)	(30.6)%
Right-of-way liability	38.3	37.0	1.3	3.5%
Less:
Cash & short-term investments	73.7	150.1	(76.4)	(50.9)%
Prepaid right-of-way	5.9	6.9	(1.0)	(14.5)%
Total net debt	227.2	267.1	(39.9)	(14.9)%
Total shareholders’ equity	177.4	253.5	(76.1)	(30.0)%
Total capitalization	404.6	502.6	(98.0)	(19.5)%
Net debt to capitalization	56.2%	53.1%	3.1%	5.8%
Common & class B shares outstanding at end of period	35.8	35.6	0.2	0.6%
Options outstanding at end of period	1.7	1.4	0.3	21.4%

Our net debt to net capitalization ratio stood at 56 per cent at the end of the fourth quarter, as compared to 53 per cent at the end of 2003. The increase is because net debt declined by 15 per cent, while capitalization declined by 19 per cent. The increased decline in capitalization is the result of a decline in shareholders’ equity, driven primarily by our net loss of $78.4 million during 2004.

LIQUIDITY

LONG-TERM CONTRACTUAL OBLIGATIONS

2004 Long Term Contractual Obligations

(in millions Canadian $)	Total	<1 Year	1-3 Years	4-5 years	> 5 years
Long-term debt	268.5	-	-	268.5	-
Interest payments on debt (1)	114.1	28.5	57.1	28.5	-
Right-of-way liability	77.6	5.3	10.3	10.8	51.2
Operating leases	41.9	14.3	19.0	5.1	3.5
Network facilities	62.6	21.2	26.9	14.3	0.2
Other long-term obligations	125.8	36.7	37.4	14.8	35.4
Total contractual obligations	690.5	106.0	150.7	342.0	90.3

(1)	Converted to Canadian dollars at the year-end exchange rate of $1.2036

CAPITAL RESOURCES

We have certain commitments to capital expenditures and to payments in respect of acquisitions. In the normal course of business we make commitments to purchase capital equipment that will be invoiced in future periods. At year-end 2004, our commitments to purchase capital equipment that had not yet been received totaled $1.6 million. These commitments are expected to be realized in the first quarter of 2005.

On November 20, 2004, we purchased the Eastern Canadian business customers of 360networks from Bell Canada. Excluding transaction costs, the purchase price of this acquisition is expected to total $16.7 million and will be paid in four installments. Two of these installments, totaling $6.7 million, or 40 per cent of the purchase price, will be paid in 2005, while the remaining two installments, totaling $10 million, will be paid in 2006.

Call-Net Enterprises Inc.	Page 21	2004 & Q4 Managements Discussion & Analysis

OFF BALANCE SHEET ARRANGEMENTS

In 2003, we entered into a five-year accounts receivable securitization program whereby we sell, on an on-going basis, an undivided co-ownership interest in certain of our trade receivables to a securitization trust to a maximum of $55.0 million. At December 31, 2004, the program was fully utilized. We are exposed to certain risks of default on the amount of the receivables under securitization. We retain ongoing servicing responsibilities, and have a retained interest in the securitized receivables and rights to future excess cash flows generated by the trust. The sales are on a fully-serviced basis and we do not receive any fees for our on-going servicing responsibilities. In the event of a failure of debtors to pay when due, the trust and its investors have recourse to the retained interest of the trust, but have no recourse to our other assets.

During the year ended December 31, 2004, we recognized a loss of $9.8 million on the securitization of receivables. We measure the loss on securitization by applying the same methodology used to estimate our allowance for doubtful accounts. The result is a provision for anticipated credit losses of approximately one per cent of the accounts receivable balance.

RELATED PARTY TRANSACTIONS

We engage in significant sales and purchases of telecommunication services with Sprint, which maintains an approximate 6.6 per cent equity interest in our company. These transactions are made at market prices under normal trade terms and conditions. In addition, a royalty payment based on revenues is paid to Sprint, see note 11 of consolidated financial statements. Revenue, carrier charges and royalty costs transactions with Sprint and its affiliates for each of the periods in the three years ended December 31 are as follows:

2004 Transactions with Sprint

(in millions $)	2004	2003	Change	% Change
Revenue	30.4	27.0	3.4	12.6%
Carrier charges	42.4	44.0	(1.6)	(3.6)%
Royalty costs	19.7	19.5	0.2	1.0%

We also engage in sales of telecommunication services with a company in which we maintain an approximate 7.5% equity interest and have a right to two board seats. These transactions were made at market prices under normal trade terms and conditions. Revenue derived from this company was $3.5 million in 2004 and $3.2 million in 2003.

Furthermore, we engage in sales of telecommunication services with companies to which various members of our company’s board of directors are related. These transactions were made at market prices under normal trade terms and conditions, and total less than $1.5 million.

OUTSTANDING SHARE DATA

Our authorized share capital consists of an unlimited number of common shares, class B non-voting shares and preferred shares.

The holders of the common shares are entitled to one vote for each share held at any meeting of our shareholders. The common shares are convertible, at the option of the common shareholders, at any time into class B non-voting shares on a share-for-share basis.

In certain circumstances, the class B non-voting shares are convertible, at the option of the class B shareholders, into common shares on a share-for-share basis.

The common shares and class B non-voting shares rank pari passu on a per share basis with respect to payment of dividends and the right to participate in a distribution of assets on winding up, dissolution or otherwise.

We are authorized to issue an unlimited number of the preferred shares. We issued Sprint one preferred share (of a value of $1.00) as part of the consideration for entering into a commercial agreement with us. The preferred shares are generally non-voting and have no right to dividends, but do entitle the holder to nominate and elect two directors to our board. The preferred shares also have a priority right over all other classes of shares to receive a return of capital equal to $1.00 per preferred share on winding up, dissolution or otherwise.

Outstanding as at
Authorized Share Capital	Dec 31 2004
Common shares	4,302,011
Class B non-voting shares	31,462,025
Total	35,764,036
Preferred shares	1

Call-Net Enterprises Inc.	Page 22	2004 & Q4 Managements Discussion & Analysis

RISKS AND UNCERTAINTIES

FINANCING
We are cash flow self sufficient, and have been for several years. However, our debt level relative to our EBITDA and our book capitalization is high in comparison to many Canadian telecommunications firms, although not higher than the Canadian universe of communications companies in general such as cable and broadcast media. While this leverage has given us access to important capital that we have used to build our business, we must manage our business so that this long term debt can be repaid or refinanced on or before maturity.

TECHNOLOGY CHANGES
There are several technologies that either will, or will have the capacity to, cause fundamental changes in the way our services are delivered. These technologies include voice over Internet protocol (VoIP), IP-based virtual private networks (IP-VPNs), as well as broadband wireless access (BWA). These technologies may result in significantly different cost structures for the users of the technologies and may consequently affect the long-term viability of our technologies. We have responded to this threat by ensuring that we too, have access to these new technologies both through our relationship with Sprint and by working closely with equipment manufacturers.

THREAT OF NEW ENTRANTS
Some of these technologies may allow competitors to enter our markets with similar products or services that have different cost structures. Some of these competitors may be larger with more access to financial resources than we have. In the face of this potential competition, we must be vigilant to protect our existing customer base and ensure that new customer acquisition continues to be a profitable enterprise.

NETWORK FAILURES
With an average of 99.999 per cent availability, our wireline network is very reliable. Generally, our long-haul network has built-in redundancy by virtue of its SONET ring configuration, so we are protected in most circumstances from incidents such as a fibre cut. However, the failure of our network or a component of our network would, in some circumstances result in an indefinite loss of service for our customers. In addition, we rely on business partners to complete certain calls. The failure of one of these carriers might also cause an interruption in service for our customers that would last until we could reroute the traffic to an alternative carrier.

RELIANCE ON PARTNERS
We rely on partners to deliver certain telecommunications services. We have a long-standing technology and services provisioning agreement with Sprint under which we have access to the brand-name, software updates, new product technologies and product enhancements to keep our interconnections seamless.

We also have a partnership agreement with Microcell Solutions Inc. under which we have been granted rights to use its wireless spectrum and its network to offer wireless services to our home phone service customers. In 2004, Microcell Solutions Inc. was acquired by Rogers Wireless, a subsidiary of Rogers Communications Inc. While the revenue from wireless customers is modest in comparison with the other products we sell, we do rely on having access to this product to complement our bundled home phone service offering for consumers. The loss of this agreement could adversely affect our consumer services strategy.

CRITICAL ACCOUNTING ESTIMATES AND POLICIES 2004

The preparation of financial statements in conformity with generally accepted accounting principles requires us to select accounting policies and make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. The following discussion highlights the critical accounting policies and the main areas where estimates are required. See note 2 to the 2004 annual consolidated financial statements for a more comprehensive discussion of our significant accounting policies.

CRITICAL ACCOUNTING ESTIMATES

Revenue Recognition: Substantially all of our revenues are derived from long distance, data, local and wireless telecommunications services. Products and services are sold either stand-alone or together as a multiple service arrangement or a bundled solution. Components of multiple service arrangements are separately accounted for provided the delivered elements have stand-alone value to the customer and the fair value of any undelivered elements can be objectively and reliably determined.

We recognize revenue once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, fees are fixed or determinable and collectability is reasonably assured. We record provisions against related revenue for service discounts, promotions, achievement credits and incentives related to telecommunication services. These revenue allowances are based on estimates derived from factors that include, but are not limited to, historical results, current economic trends and changes in demand. The provisions for revenue adjustments are recorded as a reduction of revenue when incurred or ratably over a contract period.

Call-Net Enterprises Inc.	Page 23	2004 & Q4 Managements Discussion & Analysis

Revenues from telecommunication services are recognized based on either customer usage as measured by our switches or by contractual agreement when provided. Revenues from the sale of goods are recognized when goods are delivered and accepted by customers. Where services to certain customers are provisioned through the use of subcontractor agents, revenue is recognized based on the fees charged to the customer provided that we are acting as the principal in the arrangement.

Allowance for Doubtful Accounts: We use a predictive model as well as specific assessment to determine the allowance required for doubtful accounts and to estimate the fair value of the retained interest in securitized receivables. An industry accepted predictive model that is representative of our own experience is applied to the accounts receivable for the consumer portion of the business. In other areas, a more detailed review of the accounts receivable balances and specific customer circumstances is performed at each month-end. Management experience and knowledge is used to determine overall reserve amounts in this area.

Carrier Charge Payable Reserves: Carrier charges are incurred for the transmission of voice and data over other carriers’ networks. These costs consist of both fixed payments and variable amounts based on actual usage and negotiated or regulated contract rates. We record carrier charges as incurred. Accordingly, at each balance sheet date, we record our best estimate of the carrier charge incurred but not billed based on internal usage reports and, for disputed amounts, a reserve based on an analysis of the probability of paying the disputed amount.

Impairment of Long-lived Assets: The carrying value of long-lived assets to be held and used, including capital assets and intangible assets with definite useful lives, is reviewed for impairment on an ongoing basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Intangible assets with a definite useful life are also assessed for impairment at least annually. An impairment loss is recognized when the carrying value exceeds the projected undiscounted future cash flows expected from its use and disposal, and is measured as the amount by which the carrying value of the asset exceeds its fair value. At December 31, 2004, we determined that no major events or circumstances had occurred during the year that would indicate impairment.

Capitalized Costs: Direct and indirect labour costs incurred to develop or construct new assets or upgrade existing assets are capitalized. Indirect overhead costs, general and administrative costs and interest costs are not capitalized. Direct labour costs of $11.0 million and $10.4 million were capitalized in 2004 and 2003, respectively.

Accrued Liabilities: In the ordinary course of business activities we are required to make accounting estimates to report certain liabilities at the reporting date. Management experience and knowledge and any other sources of information available are used to make these estimates.

Stock-based Compensation: We have three stock-based compensation plans and account for stock-based compensation using the fair value method. The fair value of stock options is estimated at the grant date using the Black-Scholes options pricing model. This model requires the input of a number of assumptions including dividend yields, expected stock price volatility, expected life of the option and risk-free interest rates. Although the assumptions used reflect our best estimates, they involve uncertainties based on market conditions generally outside of our control. The estimated fair value of the options is amortized to expense on a straight line basis over the vesting period of the option. Stock-based compensation expense is recorded in operating costs in our statement of operations and deficit, and credited to contributed surplus on the balance sheet, until the award is exercised, at which time it is transferred to capital stock.

Stock-based awards that are settled or may be settled in cash or shares purchased on the open market at the option of employees or directors are recorded as liabilities. The measurement of the liability and compensation cost for these awards is based on the intrinsic value of the award, determined based on the market price of the underlying shares as applicable at each balance sheet date. Compensation cost determined is recognized over the vesting period of the award. We recognize compensation expense related to restricted stock units based on the market value of the underlying shares at the time of award. We also recognize compensation expense related to deferred share units in the amount of the participants’ remuneration as their services are provided. Changes in the payment obligation subsequent to vesting of the award and prior to the settlement date are recorded into operating costs in the consolidated statements of operations and deficit each period.

NEW ACCOUNTING POLICIES AND ACCOUNTING CHANGES

STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

Effective January 1, 2004, we adopted the changes made to CICA Section 3870, ‘Stock-Based Compensation and Other Stock-Based Payments’ requiring that all stock-based compensation awarded to both employees and non-employees be measured and recognized using the fair value method. Previously, we had elected to use the settlement method to account for stock option grants to employees. The main impact for us was to measure and recognize compensation expense using the fair value method relating to the award of stock options to employees that we had previously chosen to disclose on a pro forma basis within the notes to the financial statements. We adopted this change on a retroactive basis with restatement of prior periods to reflect the expensing of the fair value of stock options granted subsequent to January 1, 2002. The result of this change is reflected in operating expenses in the consolidated statements of operations and deficit. It contributed surplus and capital stock on the consolidated balance sheets.

Call-Net Enterprises Inc.	Page 24	2004 & Q4 Managements Discussion & Analysis

The effect of the prior-period restatements was an increase to net loss (net of tax of nil) for the year ended December 31, 2003 and nine months ended December 31, 2002 of $1.7 million and $1.2 million respectively, with corresponding increases to deficit of $2.9 million as at December 31, 2003. The impact of the restatement increased both basic and diluted loss per share by $0.06 and $0.05, respectively, for the same periods.

ASSET RETIREMENT OBLIGATIONS

Effective January 1, 2004, we retroactively adopted, with restatement of prior periods, the new CICA Handbook Section 3110, ‘Asset Retirement Obligations’ [ARO], which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated retirement costs. This section applies to legal obligations associated with the retirement of tangible long-lived assets that result from their acquisition, lease, construction, development or normal operation. The offset to the initial ARO is an increase in the carrying amount of the related long-lived asset. Over time, the liability is accreted to its future value, and the asset is depreciated over the useful life of the related asset. The accretion expense related to the ARO is recorded in depreciation and amortization expense within the consolidated statement of operations and deficit. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. This standard was effective on a retroactive basis with restatement of prior periods.

We have reviewed our obligations and determined that we have AROs associated with retiring fibre optic cable and leasehold improvement assets at the maturity of the facility leases. As at January 1, 2004, the cumulative effect of the retroactive adjustment was an increase to fibre optic cable assets and leasehold improvements of $1.5 million, an increase to other long-term liabilities of $2.4 million, and an increase to opening deficit of $0.9 million. The prior period restatement increased depreciation expense and net loss for the year ended December 31, 2003 and nine months ended December 31, 2002 by $0.5 million and $0.4 million respectively. The impact of the restatement also increased both basic and diluted loss per share by $0.02 and $0.02, respectively, for the same periods.

IMPAIRMENT OF LONG-LIVED ASSETS

Effective January 1, 2004, we adopted, on a prospective basis, the guidance in CICA Section 3063, ’Impairment of Long-Lived Assets‘. Under Section 3063, an impairment loss is recognized on a long-lived asset held for use when its carrying value exceeds the undiscounted cash flows from its use and eventual disposition. The amount of the loss is measured by deducting the asset’s fair value (based on discounted cash flows) from its carrying value. Prior to the adoption of Section 3063, an impairment loss was measured by deducting the asset’s net recoverable value (based on undiscounted cash flows) from its carrying value. Adoption of Section 3063 did not have an impact on results of operations during the current year; however, it could impact the measurement of an impairment loss in the future.

REVENUE RECOGNITION

Effective January 1, 2004, we adopted the CICA’s Emerging Issues Committee Abstract 141, ‘Revenue Recognition’ [EIC 141]. EIC 141 incorporates the principles in the Securities and Exchange Commission’s [SEC] Staff Accounting Bulletin [SAB’ 101, ’Revenue Recognition in Financial Statements‘ which has been since superseded by SAB 104 ‘Revenue Recognition’. We have reviewed our policies and determined there was no impact as a result of us adopting this guidance.

Also effective January 1, 2004, we adopted, on a prospective basis, EIC 142, ‘Revenue Arrangements with Multiple Deliverables’ [EIC 142]. EIC 142 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. EIC 142 also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. We have reviewed our policies and determined there was no impact as a result of us adopting this guidance.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

VENDOR REBATES

In January 2005, the CICA amended EIC-144, ‘Accounting by a customer (including a reseller) for certain consideration received from a vendor.’ The standard is effective retroactively for periods commencing on or after February 15, 2005. The standard requires companies to recognize the benefit of non-discretionary rebates for achieving specified cumulative purchasing levels, as a reduction of the cost of purchases over the relevant period, provided the rebate is probable and reasonably able to be estimated. Otherwise, the rebates would be recognized as purchasing milestones are achieved. We are assessing the impact of the new standard but do not expect it to have a material impact on the consolidated financial statements.

Call-Net Enterprises Inc.	Page 25	2004 & Q4 Managements Discussion & Analysis

MD&A SUMMARY INFORMATION
	Three Months Ended
(millions of Canadian dollars, except per share and minutes data)	Dec 31,	Sept 30,	June 30,	Mar 31,	Dec 31,	Sept 30,	June 30,	Mar 31,
	2004	2004	2004	2004	2003	2003	2003	2003
Consumer Home Phone Service Bundles
Gross additions	48,000	51,700	44,700	40,600	46,600	35,200	28,600	17,400
Net additions	25,500	26,800	27,300	25,200	30,600	18,300	12,600	3,600
Churn	2.5%	3.1%	2.4%	2.3%	2.8%	3.4%	3.5%	3.2%
End of period lines	310,800	285,300	258,500	231,200	206,000	175,400	157,100	144,600
Line growth (per quarter)	8.9%	10.4%	11.8%	12.2%	17.4%	11.6%	8.6%	2.5%
Average monthly revenue per line (ARPL)	60.28	61.03	59.86	61.25	60.45	62.10	62.04	64.54
Selling & marketing	7.9	8.2	9.7	10.1	9.3	9.2	6.8	4.5
Activation costs	5.0	5.5	5.5	4.5	5.4	4.8	3.6	2.5
Total cost of acquisition ($M)	12.9	13.7	15.2	14.6	14.7	14.0	10.4	7.0
Cost of acquisition per line	269	265	339	359	315	398	363	398
Long-Distance Minutes (in thousands of minutes)
Consumer Services	418,450	391,818	397,920	400,990	390,739	366,248	305,650	325,471
Business Services	773,629	743,139	742,930	782,815	713,172	725,348	692,606	690,831
Carrier Services	1,241,533	1,259,324	1,257,978	1,261,622	1,250,727	1,102,970	1,086,160	1,138,578
Total Revenue
Consumer Services
Long distance	33.7	36.0	37.7	40.0	42.5	44.0	37.8	41.5
Data	2.9	3.2	3.4	3.6	3.8	4.0	4.4	4.8
Local	35.9	33.1	29.0	26.8	24.1	21.7	19.6	19.2
Wireless	3.1	2.8	2.5	1.9	1.5	0.1	0.0	0.0
	75.6	75.1	72.6	72.3	71.9	69.8	61.8	65.5
Business Services
Long distance	37.7	36.2	37.5	39.5	37.8	38.5	38.3	39.0
Data	39.5	34.4	35.1	33.5	33.0	33.9	33.9	33.2
Local	14.7	11.2	10.4	9.3	8.8	8.3	7.4	6.5
	91.9	81.8	83.0	82.3	79.6	80.7	79.6	78.7
Carrier Services
Long distance	30.3	32.8	31.6	34.8	39.6	41.8	38.3	43.1
Data	11.1	12.6	11.7	11.8	11.8	11.5	13.1	13.7
Local	2.2	1.9	1.9	1.3	1.2	1.1	1.3	1.2
	43.6	47.3	45.2	47.9	52.6	54.4	52.7	58.0
Total revenue	211.1	204.2	200.8	202.5	204.1	204.9	194.1	202.2
Carrier Charges, Operating Costs, Operating Profit & Net Income
Carrier charges	101.9	103.1	100.5	95.1	96.8	108.5	98.4	106.2
Gross profit	109.2	101.1	100.3	107.4	107.3	96.4	95.7	96.0
Operating costs
Consumer Services	28.0	28.8	31.2	31.3	28.0	26.6	23.2	20.5
Business Services	23.2	18.4	18.3	18.3	16.6	15.9	15.4	15.3
Carrier Services	2.7	2.6	2.2	2.2	0.3	1.2	2.6	2.8
Corporate	23.4	27.2	26.2	29.1	37.5	29.7	30.8	32.9
	77.3	77.0	77.9	80.9	82.4	73.4	72.0	71.5
Operating loss	(11.5)	(7.8)	(13.3)	(10.3)	(13.7)	(15.8)	(23.0)	(15.7)
Depreciation & amortization	(36.9)	(37.2)	(35.7)	(36.8)	(38.6)	(38.8)	(39.7)	(40.2)
Realignment & other charges	(6.5)	5.3	-	-	-	-	(7.0)
EBITDA	31.9	24.1	22.4	26.5	24.9	23.0	23.7	24.5
Net Income (loss)	(13.8)	(1.6)	(33.1)	(29.9)	(16.9)	(30.2)	2.0	7.6
Earnings per share, basic	(0.39)	(0.05)	(0.93)	(0.84)	(0.48)	(1.15)	0.08	0.32
Gross profit as a % of revenue	51.7%	49.5%	50.0%	53.0%	52.6%	47.0%	49.3%	47.5%
EBITDA as a % of revenue	15.1%	11.8%	11.2%	13.1%	12.2%	11.2%	12.2%	12.1%
Free cash flow
Free cash flow	8.4	(1.6)	2.6	1.4	0.9	(1.7)	6.5	6.3
Change in non-cash working capital and other charges	(7.4)	3.7	(8.3)	32.7	(6.8)	5.1	0.4	(4.3)
Acquisitions	(0.5)	-	-	-	0.3	(20.0)	-	-
Increase in long-term investments	-	-	(0.2)	-	-	-	-	-
Proceeds from sale of accounts receivable	-	-	-	-	-	-	-	-
Change in right-of-way liability	(0.8)	(0.7)	(0.5)	(0.4)	(0.3)	(0.7)	(0.5)	(0.7)
Repurchase of long-term debt	-	-	-	(104.8)	-	-	-	-
Equity issued	-	-	-	-	5.4	35.2	-	-
Change in cash, cash equivalents & short term investments	(0.3)	1.4	(6.4)	(71.1)	(0.5)	17.9	6.4	1.3
Increase (decrease) in short-term investments	11.3	(0.8)	(17.7)	66.0	(0.1)	(17.2)	(30.5)	45.1
Change in cash and cash equivalents	11.0	0.6	(24.1)	(5.1)	(0.6)	0.7	(24.1)	46.4

Call-Net Enterprises Inc.	Page 26	2004 & Q4 Managements Discussion & Analysis